Mail Stop 6010
Via Facsimile and U.S. Mail

February 1, 2008

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the year ended June 30, 2005, filed September 12, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant